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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)*

                         USP Real Estate Investment Trust
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   903370-10-4
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               323,567
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               315,181
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     323,567
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     US
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               323,567
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               8,386
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     323,567
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 903370-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 3 to Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), the Richard M. Osborne Trust (the "Trust") and Steven A. Calabrese for the purpose of reporting acquisitions by, and contributions to, the Fund of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa trust ("USP").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $169,000 with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen"). A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the Schedule 13D Statement filed on June 27, 1997 (the "Original Schedule 13D") as Exhibit 7.1.

     In addition, in exchange for membership interests in the Fund, the Trust contributed 25,000 Shares to the Fund valued at approximately $119,000, and Mr. Calabrese contributed 30,481 Shares valued at approximately $152,000.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D  is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

     The Fund beneficially owns 315,181 Shares, or approximately 8.1% of the outstanding Shares, the Trust owns no Shares, and Mr. Calabrese owns 8,386 Shares, or less than 1.0% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares owned by the Fund.

     (b)  Except as described in the Voting Agreement, which is attached as
Exhibit 7.5 to Amendment No. 1 to the Schedule 13D Statement filed on July 14, 1997 and incorporated herein by reference, Mr. Osborne, as sole trustee of the Trust and sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares owned by the Trust or the Fund. Except as described in the Voting Agreement, Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares owned by him.
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CUSIP No. 903370-10-4

     Pursuant to the Voting Agreement, Mr. Osborne and Mr. Calabrese have agreed to vote together, as they mutually agree, on any matter submitted to a vote of the shareholders of USP during the term of the agreement. Because of the Voting Agreement, the Fund and Mr. Calabrese may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to all 323,567 Shares beneficially owned by them.

     (c) Since the filing of Amendment No. 2 to the Schedule 13D Statement filed on September 2, 1997 ("Amendment No. 2"), the Trust contributed 25,000 Shares to the Fund in a private transaction on November 21, 1997 and Mr. Calabrese contributed 30,481 Shares to the Fund in a private transaction on November 3, 1997. The Fund has purchased 36,500 Shares in open market transactions as set forth below:

                                              Approximate Per Share Price
           Date          Number of Shares       (Excluding Commissions)
           ----          ----------------     ---------------------------
     September 8, 1997        4,500                    $4.63
     October 3, 1997          5,000                    $5.13
     October 21, 1997        10,000                    $5.09
     November 26, 1997       10,000                    $4.25
     December 10, 1997        7,000                    $4.19

     Since the filing of Amendment No. 2, Mr. Calabrese has not purchased any Shares.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 7.   Materials to be Filed as Exhibits.

          Exhibit 7.7       Joint Filing Agreement

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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 29, 1997                TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager




                                        RICHARD M. OSBORNE TRUST


                                        By:/s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Trustee



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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 29, 1997               STEVEN A. CALABRESE


                                       /s/ Steven A. Calabrese
                                       -----------------------






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CUSIP No. 903370-10-4

                                  Exhibit Index



     Exhibit 7.7    Joint Filing Agreement
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